UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

05058997

FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission file number 001-31946

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HOSPIRA
401(k) RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hospira, Inc.
275 North Field Drive
Lake Forest, IL 60045

FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULE, AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
HOSPIRA 401(k) RETIREMENT SAVINGS PLAN
DECEMBER 31, 2004

HOSPIRA 401(k) RETIREMENT SAVINGS PLAN
DECEMBER 31, 2004

CONTENTS

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants, Plan Administrator and Trustees of the
Hospira 401(k) Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Hospira 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2004, and the related statement of changes in net assets available for benefits for the eight-month period since inception (May 1, 2004) through December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the eight-month period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
June 23, 2005

1901 S. Meyers Road
Oakbrook Terrace, IL 60181
T 630.873.2500
F 630.873.2800
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Hospira 401(k) Retirement Savings Plan
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2004
(dollars in thousands)

Assets	
Cash	$ 1,300
Investments	944,530
Due from brokers	2,827
Employer contribution receivable	13,837
Total assets	962,494
Liabilities	
Due to brokers	1,295
NET ASSETS AVAILABLE FOR BENEFITS	$ 961,199

The accompanying notes are an integral part of this statement.

Hospira 401(k) Retirement Savings Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Eight-Month Period From Inception Through December 31, 2004
(dollars in thousands)

Additions	
Contributions	
Employer	$ 28,167
Participant	25,844
Total contributions	54,011
Investment income	
Net appreciation in fair value of investments	87,446
Interest and dividends	12,535
Net investment income	99,981
Total additions to net assets	153,992
Deductions	
Benefits paid to participants	14,420
Other expenses	80
Total deductions from net assets	14,500
Transfer in from other plan	821,707
NET INCREASE IN NET ASSETS	961,199
Net assets available for benefits	
Beginning of period	-
End of period	$ 961,199

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Hospira 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan operates as a cash or deferred arrangement 401(k) plan and was established effective May 1, 2004 in connection with the spin off of Hospira, Inc. ("Hospira") from Abbott Laboratories ("Abbott"). Employees of Hospira who were previously participants in the Abbott Laboratories Stock Retirement Plan automatically became participants in the Plan. Those employees' corresponding accounts and assets were transferred to the Plan. For those transferred participant accounts that were invested in Abbott stock at the time of the transfer, such amounts may continue to be invested in Abbott stock or be redirected by the participant to the other investment options described below. Participants may not, however, direct the investment of additional amounts into Abbott stock after the transfer. The total value of transferred assets was approximately $821,707,000.

In general, United States employees not covered by a collective bargaining agreement of Hospira may voluntarily participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Putnam Fiduciary Trust Company ("Putnam") serves as trustee of the Plan's trust, the Hospira 401(k) Retirement Savings Trust. Three Hospira officers serve as co-trustees of the trust.

Contributions and Vesting

Employees are eligible to make contributions on any entry date following their date of hire. Eligible employees electing to participate must contribute from 2% to 18% of their eligible compensation in multiples of one percent to the Plan, subject to certain limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions subject to certain limitations of the United States Internal Revenue Code ("IRC"). Eligible compensation is an employee's regular base pay, including overtime as well as sales bonuses, sales incentives, and sales commissions. Participants may choose to make their contributions from either pretax compensation, after-tax compensation (not to exceed 10% of compensation), or both. The pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 401(k) of the IRC. Participant contributions may be invested in any or all of the investment options.

Employer contributions to the Plan are made each payroll period based on the participating employees' eligible compensation at an amount determined by the Board of Directors of Hospira. The employer contribution for the period May 1, 2004 through December 31, 2004 is 5% of the participant's eligible compensation if the employee elects to contribute at least 2% of eligible

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

compensation. In addition, Hospira made a one-time special contribution to the Plan for each eligible participant who participated in its cash profit sharing program for the program's 2004 fiscal year and who was still an employee or retired as of December 31, 2004. The contribution was equal to $150 for every whole year of service as of December 31, 2004, including service under Abbott, with a minimum contribution of $500. Employer contributions are invested each pay period according to the employee's investment elections.

The Plan offers the following investment options: Hospira common stock, Hospira Stable Value Fund, George Putnam Fund of Boston, Putnam Fund for Growth and Income, Putnam International Equity Fund, Putnam Voyager Fund, American Funds EuroPacific Growth Fund, American Funds Growth Fund of America, American Funds Investment Company of America Fund, American Funds Washington Mutual Investors Fund, Dodge & Cox Balanced Fund, Vanguard Extended Market Index Fund, and Vanguard Institutional Index Fund.

Participants may direct the trustee to sell all or a portion of the Hospira common stock held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Participants are at all times fully vested in their own contributions. Vesting in employer contributions is based on the following vesting schedule:

Service	Vesting Percentage
Less than two years	0
Two years or more	100

Non-vested portions of employer contributions are forfeited as of an employee's termination date. Forfeitures are (1) used to restore any forfeitures of participants who returned to service with Hospira within a given period of time, (2) used to pay Plan expenses and (3) are used to reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2004, forfeitures reduced Hospira's contributions by approximately $17,000. Approximately $51 of forfeitures were available at the end of 2004.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Distributions

Upon retirement, termination or death, participants or their beneficiaries receive a distribution in cash, to the extent they hold Hospira and/or Abbott stock in whole shares or as direct rollovers, as applicable. Also, upon retirement, participants may elect to defer distribution to a future date, but distribution must be made before April 1 following the year the participant reaches age 70-1/2 or upon death, if earlier. Interest, dividends and other earnings will continue to accrue on such deferred amounts. Participants are permitted to withdraw their after-tax contributions in shares or in cash, subject to certain limitations.

Participant Accounts

Each participant's account is credited with participant contributions, employer matching contributions, and allocations of fund earnings or losses. Certain participant accounts are subject to short-term trading fees and/or investment service fees.

Loans to Participants

Participants may borrow from their accounts amounts not to exceed the lesser of the current market value of the aggregated assets allocated to their pretax account, rollover account and employer contribution account or 50% of all of their Plan accounts up to $50,000, subject to Internal Revenue Service ("IRS") and Department of Labor's limitations and restrictions. Participants pay interest on such borrowings at an interest rate to be determined by the Plan's administrator. Loans, limited to two per participant, must be repaid within five years (or the employee's anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended beyond five years. Repayment is made through periodic payroll deductions but may be repaid in a lump sum at any time. For employees leaving Hospira during the repayment period, the balance of the outstanding loan is either repaid by the employee upon separation or netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Except for the Hospira Stable Value Fund, Plan investments are stated at fair value as determined by quoted market prices. Participant loans are valued at cost, which approximates fair value.

The Hospira Stable Value Fund is valued at contract value because it is fully benefit responsive. Putnam maintains contributions to the Hospira Stable Value Fund in a separate account. The account is credited with earnings on underlying investments (principally insurance contracts), and charged for Plan withdrawals and administrative expenses charged by Putnam. The average yield during the period May 1, 2004 through December 31, 2004 was 2.91% and the crediting interest rate was approximately 4.38% at December 31, 2004. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The approximate fair value of the underlying investment contracts at December 31, 2004, was $91,982,000.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation in Fair Value of Investments

Net realized and unrealized appreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Administrative Expenses

Hospira pays most of the usual and reasonable expenses of the Plan and the Plan administrator. Participants are charged transaction fees for loan and withdrawal processing. Fund investment fees are charged against the net assets of the respective fund.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The following investments represented 5% or more of the Plan's net assets at December 31, 2004 (dollars in thousands):

	2004
Abbott common stock	$543,741
Hospira common stock	90,276
Participant loans	49,990

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (dollars in thousands):

Mutual funds	$12,759
Common stock	74,687
Net appreciation	$87,446

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY TRANSACTIONS

Certain Plan assets are invested in investments managed by an affiliate of Putnam; therefore, these transactions qualify as party-in-interest. A significant portion of the Plan's assets is invested in Hospira common stock.

NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, Hospira has the right to discontinue its contributions or terminate the Plan in accordance with ERISA and the Internal Revenue Code. In the event that the Plan is terminated, the trustee would distribute to each participant the value of their account as determined by the terms of the Plan.

NOTE F - TAX STATUS

The Plan has not yet applied for a determination letter from the Internal Revenue Service stating that the Plan is qualified under the applicable sections of the IRC. However, the Plan administrator believes that the Plan has a remaining period of time under applicable Treasury regulations or Internal Revenue Service pronouncements in which to apply for such a determination letter. Further, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC.

NOTE G - SUBSEQUENT EVENTS

Employer Contributions

Effective January 1, 2005, the Plan is amended such that employer contributions for periods on and after January 1, 2005 will be equal to 5% of a participant's eligible compensation for participants who contribute at least 2% but less than 3% of their eligible compensation and will be equal to 6% of a participant's eligible compensation for any participant who contributes at least 3% of their compensation. In addition, for any participant who, as of December 31, 2004, is both age 40 or older and employed by Hospira, an additional employer contribution shall be made each Plan year through 2009 for those participants who contribute at least 2% of their compensation, at a uniform percentage rate of eligible compensation to be determined by the Plan administrator, up to a maximum aggregate percentage amount of 15% for all Plan years.

Vesting

As of January 1, 2005, participants will become fully vested in their prior employer contributions and vesting will be immediate for all future employer contributions.

Employee Contributions

Effective January 1, 2005 the Plan was amended to allow eligible hired or rehired employees who have not provided their elections to participate in the Plan within 60 days of employment to be automatically enrolled in the Plan and have their compensation automatically reduced for pre-tax contributions by a percentage elected by the administrator.

NOTE G - SUBSEQUENT EVENTS - Continued

Employee Contributions - Continued

Effective January 1, 2005, for participants contributing at least 3% in pre-tax contributions and reaching the statutory pre-tax limit will automatically have 3% of such contributions converted to after-tax contributions in order to still receive the employer contribution through the remainder of the Plan year. In addition, those participants contributing only 2% in pre-tax contributions will have only 2% automatically converted to after-tax contributions. Total participant pre-tax and after-tax contributions may not exceed 18% of the participant's eligible compensation or IRS limits.

Loans to Participants

Effective January 1, 2005, participants may no longer have two loans outstanding, except if one of the loans is for purchasing a primary residence. In addition, participants are no longer permitted to refinance loans.

General

Effective January 1, 2005, Putnam, the trustee changed its name to Mercer Trust Company.

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2004
(dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
Abbott Laboratories, common shares, 11,655,746 shares				$ 543,741
*Hospira, Inc., common shares 2,694,807 shares				90,276
Mutual funds				
*Putnam Voyager Fund, Class Y shares; 1,689,366				28,956
*Putnam Fund for Growth and Income, Class Y shares; 904,274				17,579
*George Putnam Fund of Boston, Class Y shares; 428,265				7,756
*Putnam International Equity Fund, Class Y shares; 447,730				10,660
American Funds Growth Fund of America, Class R5 shares; 632,811				17,320
American Funds Investment Company of America Fund, Class R5 shares; 278,799				8,573
American Funds Washington Mutual Investors Fund, Class R5 shares; 307,778				9,470
American Funds EuroPacific Growth Fund, Class R5 shares; 290,261				10,339
Dodge & Cox Balanced Fund, shares; 269,095				21,353
Vanguard Extended Market Index Fund, Institutional shares; 508,666				15,962
Vanguard Institutional Index Fund, shares; 203,949				22,579
*Loans to participants, 4.00% to 9.50%				49,990
Hospira Stable Value Fund, guaranteed investment contracts				
Allstate Life Ins. Co.	7.85%	06/30/05		1,177
Canada Life Assurance Co.	3.70	08/19/05		888
Canada Life Assurance Co.	2.56	06/02/06		881
Canada Life Assurance Co.	2.95	08/15/06		887
GE Life & Annuity Assurance Co.	6.26	02/15/06		1,372
GE Life & Annuity Assurance Co.	5.72	02/15/06		952

Hospira Stable Value Fund, guaranteed

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2004
(dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
investment contracts - Continued				
GE Life & Annuity Assurance Co.	5.80%	09/30/07		1,704
GE Life & Annuity Assurance Co.	4.32	11/16/07		1,287
GE Life & Annuity Assurance Co.	4.19	02/05/08		953
GE Life & Annuity Assurance Co.	3.70	09/30/08		1,230
GE Life & Annuity Assurance Co.	4.13	01/02/09		1,533
GE Life & Annuity Assurance Co.	4.28	03/02/09		918
Hartford Life Ins. Co.	7.39	12/29/05		1,496
Hartford Life Ins. Co.	7.15	12/29/05		593
Hartford Life Ins. Co.	5.22	01/29/07		744
Hartford Life Ins. Co.	3.74	03/17/08		941
Hartford Life Ins. Co.	4.03	04/09/08		944
Hartford Life Ins. Co.	4.41	08/15/08		780
Hartford Life Ins. Co.	4.24	11/12/08		616
Hartford Life Ins. Co.	4.16	03/02/09		612
Jackson National Life Insurance Co.	4.12	01/04/10		3,011
John Hancock Mutual Life	5.52	06/30/07		1,710
Massachusetts Mutual Life Insurance Co.	7.05	06/30/05		587
Metropolitan Life Ins. Co.	6.99	03/31/05		151
Metropolitan Life Ins. Co.	3.09	12/15/05		783
Metropolitan Life Ins. Co.	5.07	03/30/07		2,217
Metropolitan Life Ins. Co.	5.56	06/04/07		758
Metropolitan Life Ins. Co.	4.04	09/28/07		1,605
Metropolitan Life Ins. Co.	4.35	01/10/08		803
Metropolitan Life Ins. Co.	2.45	02/15/08		1,500
Metropolitan Life Ins. Co.	3.94	08/01/08		765
Metropolitan Life Ins. Co.	4.38	11/11/08		925
Monumental Life Insurance Co.	5.79	09/30/05		177
Monumental Life Insurance Co.	4.81	06/15/06		1,326
Monumental Life Insurance Co.	5.54	01/26/07		2,256
Monumental Life Insurance Co.	4.39	06/30/09		3,063
New York Life	7.17	02/15/06		1,194
New York Life	5.27	06/30/06		1,544
New York Life	5.35	04/17/07		925
New York Life	5.79	08/15/07		1,077
New York Life	3.93	01/04/08		763
New York Life	3.06	06/18/08		2,090
New York Life	3.15	07/30/08		746
Pacific Life Insurance Co.	4.24	12/01/08		1,536
Principal Life Insurance Co.	7.24	12/29/05		236
Principal Life Insurance Co.	2.37	06/02/06		893
Hospira Stable Value Fund, guaranteed investment contracts - Continued				

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2004
(dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
Principal Life Insurance Co.	5.43%	01/26/07		2,067
Principal Life Insurance Co.	5.72	04/30/07		928
Protective Life Insurance Co.	5.58	08/15/05		378
Protective Life Insurance Co.	5.45	06/30/06		755
Protective Life Insurance Co.	4.17	02/15/08		913
Protective Life Insurance Co.	3.22	07/30/08		893
Prudential Asset Management Co.	4.20	11/30/09		3,018
Security Life of Denver	7.50	02/15/05		222
Security Life of Denver	2.71	02/15/05		170
Security Life of Denver	4.23	09/30/09		5,065
Travelers Insurance Co.	5.82	09/30/05		168
Travelers Insurance Co.	6.01	11/15/05		851
Travelers Insurance Co.	7.10	02/15/06		1,794
Travelers Insurance Co.	5.35	06/30/06		749
Travelers Insurance Co.	4.10	09/30/07		742
Travelers Insurance Co.	4.15	12/31/07		735
Travelers Insurance Co.	2.36	02/15/08		750
Travelers Insurance Co.	3.98	02/13/09		3,001
Travelers Insurance Co.	3.96	10/30/09		3,030
Hospira Stable Value Fund				
Mellon Bank STIF	2.18			10,598
				$ 944,530

*Represents a party-in-interest.

(a) Cost information omitted as all investments are fully participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hospira 401(k) Retirement Savings Plan
(Name of Plan)

Date: June 23, 2005

Henry A. Weishaar,
Corporate Vice President, Human Resources

Index to Exhibit

EXHIBIT NUMBER	
23.1	Grant Thornton LLP Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

Grant Thornton

Accountants and Business Advisors

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference of our report included in this Form 11-K, into Hospira, Inc.'s previously filed S-8 Registration Statements for the Hospira 401(k) Retirement Savings Plan (File Numbers 333-120074 and 333-115058).

Grant Thornton LLP

Chicago, Illinois
June 23, 2005

1901 S. Meyers Road
Oakbrook Terrace, IL 60181
T 630.873.2500
F 630.873.2800
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International